Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333 – 145403

DISCLAIMER

The following research note has been prepared entirely by Dutton Associates (“Dutton”). Neurobiological Technologies, Inc. (“NTI”) previously engaged Dutton to initiate research coverage of NTI and has paid Dutton a fee for the issuance of research reports and notes, as disclosed at the end of this note. Other than NTI’s payment to Dutton, the research note is independently produced and NTI does not endorse the contents of the note. NTI has not participated in the preparation of the note and has not provided any information to Dutton regarding NTI, other than indirectly through NTI’s filing of periodic reports with the SEC. Any valuation estimates for NTI’s stock and underlying estimates for potential market size, future revenues and other forward-looking information have been prepared entirely by Dutton. NTI has not prepared any such estimates of its own and has not reviewed the Dutton estimates. Accordingly, NTI does not endorse the Dutton estimates or any other aspect of this note and investors should not rely on this note as having been reviewed or approved by NTI. For information about NTI that has been prepared by NTI, please refer to the information at the end of this report under the caption, “Free-Writing Prospectus.”

Neurobiological Technologies Inc.

Denise T. Resnik, M.S.

Symbol (NASDAQ)	NTII	Fiscal Year Ending: June
		Year	EPS	P/E	REVS	PSR
Industry:	Healthcare, Biotechnology & Pharmaceutical	2005 A	$-0.94	—	$3.1	7.1
Recent Price:	$0.67	2006 A	$-0.98	—	$8.27	2.7
52-week Price Range:	$0.80 - $3.22	2007 A	$-0.47	—	$12.35	1.8
Target Price (12 Months):	—	2008 E	$-0.95	—	$14.1	1.6
Avg. Daily Vol. (3 mo.):	67,758	2009 N/A	—	—	—	—

Balance Sheet Data (mil)	06/30/07	Ownership and Valuation (mil)		Current Rating History
Cash Equivalent:	$8.9	Shares Outstanding:	32.83	Date Assigned:	9/4/2007
Working Capital:	$-3.3	Inside Ownership:	16.50%	Price at Rating:	$0.86
Long-Term Liability:	$18.8	Institutional Ownership:	32.10%	Original Price Target:	$6.00
Shareholder’s Equity:	$-22.1	Equity Market Value:	$22.0	Time Frame:	12 Months

Notes on Quantitative Data

Revenue figures do not include reimbursements of direct expenses incurred for services provided to Celtic for administering the Phase III clinical trials for XERECEPT

Rating: Neutral

09/15/2007

Neurobiological Technologies Reported FY 2007 Results; Announced 1-for-7 Reverse Stock Split; Completes Bridge Financing

Neurobiological Technologies, Inc. (Nasdaq: NTII) filed its 10K for fiscal year 2007 September 13 and announced a 1-for-7 reverse split of its common stock. For fiscal year 2007, the Company reported revenue of $17.7 million versus last year’s revenue of $12.3 million. This figure is in line with our estimate of $12.4 million which did not include $5.3 million of reimbursed expenses. The net loss for fiscal 2007 was $14.1 million, or $0.47 per share, compared with a net loss of $27.8 million, or $0.98 per share, in fiscal year 2006. Our estimate was for a $0.51 per share loss. The difference was largely accounted for by a $980,000 non-cash gain on the change in the fair value of warrants being treated as a derivative financial instrument liability rather than shareholders’ equity. At June 30, 2007, the Company’s balance of available cash, cash equivalents and investment securities was $8.9 million.

On September 12, 2007, the Company received stockholder approval for a reverse split of its outstanding common stock within a range of 1-for-5 to 1-for-7. On September 14, 2007, a committee of the Board approved the implementation of the reverse split at a ratio of 1-for-7. The reverse split will become effective on Monday, September 17, 2007 and the Company’s common stock will begin trading on the NASDAQ Capital Market on a post-split basis that day.

On September 12, 2007, the Company also completed a $6.0 million debt and equity bridge financing under its effective shelf registration statement. In the financing, the Company issued $6.0 million in principal amount of 15% senior secured promissory notes due January 15, 2008 and 2,750,000 shares of common stock, which will be subject to certain trading restrictions until January 15, 2008. The Company expects to repay the indebtedness in October 2007 with proceeds from its planned registered public offering ($65 million, announced August 13, 2007).

The reverse split and the planned public offering should enable the Company to regain compliance with NASDAQ Listing Qualifications. The Company received notification of non-compliance with the $35 million market value requirement for continued listing on The NASDAQ Capital Market on August 29, 2007.

We reiterate an investment rating of Neutral in view of the planned highly-dilutive stock offering. The Company will have a Conference Call on Monday, September 17, 2007 at 10:30 AM EDT. Following this Call, we will update this note, as appropriate.

Current Dutton Associates disclaimer and 17b disclosure information regarding Neurobiological Technologies Inc.

Information, opinions or recommendations contained in Dutton Associates’ research reports or research notes are submitted solely for advisory and information purposes. The information used and statements of fact made have been obtained from sources considered reliable but we neither guarantee nor represent the completeness or accuracy. Such information and the opinions expressed are subject to change without notice. A Dutton Associates research report or note is not intended as an offering or a solicitation of an offer to buy or sell the securities mentioned or discussed. Neither the Firm, its principals, nor the assigned analysts own or trade shares of any company covered. The Firm does not accept any equity compensation. Anyone may enroll a company for research coverage, which currently costs US $35,000 prepaid for 4 Research Reports, typically published quarterly, and requisite Research Notes. Dutton

Associates received $87,500 from the Company for 14 Research Reports with coverage commencing on 05/13/2002. Reports are performed on behalf of the public, and are not a service to any company. The analysts are responsible only to the public, and are paid in advance to eliminate pecuniary interests and insure independence. Please read full disclosure and other reports and notes on the Company at www.DuttonAssociates.com.

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Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093.

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© Copyright 2007, by Dutton Associates

Free-Writing Prospectus

Neurobiological Technologies, Inc. (the “issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering referred to in this note and thus to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 415-248-5600.

A copy of the above-referenced prospectus can be accessed through the following hyperlink:
http://www.sec.gov/Archives/edgar/data/918112/000119312507203280/ds1a.htm